Exhibit 11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Preliminary Offering Circular dated March 8, 2018 of our report dated April 27, 2017, except for Note 11 as to which the date is January 25, 2018, which contains an emphasis of a matter paragraph on going concern, with respect to the financial statements of iConsumer Corp. for the year ended December 31, 2016.

/s/ Wipfli, LLP

Minneapolis, Minnesota

March 8, 2018